Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This operating and financial review and prospects provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the period described. This discussion should be read in conjunction with our consolidated interim financial statements and the notes to the financial statements for the six months ended June 30, 2026, furnished with our Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2026 (our “Annual Report” as amended by Amendment No. 1 to our Annual Report on Form 20-F filed with the SEC on March 31, 2026, which comparative information is herein incorporated by reference), including the consolidated annual financial statements as of December 31, 2025 and their accompanying notes included therein and “Item 5. Operating and Financial Review and Prospects.”

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties including, but not limited to our statements regarding future revenues and revenue mix, our plans to invest in research and development, and our potential pursuit of acquisitions and investments opportunities or additional equity or debt financing. As a result of many factors, such as those set forth under “ITEM 3.D: Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” of our Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a leading provider of innovative network intelligence and security solutions that enable service providers and enterprises to protect and personalize the digital experience and monetize on their networks. Our flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services. Our customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments.

 We market and sell our products through a variety of channels, including direct sales and through our channel partners, which include distributors, resellers, OEMs and system integrators. We have a diversified end-customer base consisting primarily of service providers, enterprises, government and law enforcement entities. The resulting intelligent, content-aware broadband networks enable our customers to accurately monitor and manage network traffic per application, subscriber, network topology and device.

Key Components of Results of Operations

Revenues

We generate revenues from two sources: (1) sales of our network traffic management systems, our network management application solutions and platforms, and our security solution to telecom providers and (2) the provision of maintenance and support services and professional services, including installation and training. We generally provide maintenance and support services pursuant to a maintenance and support program, which may be purchased by customers at the time of product purchase or on a renewal basis.

We recognize revenue under the core principle that transfer of control of our products or services to our customers should be reflected by an amount that represents the consideration we expect to receive in revenue. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy each performance obligation. Apart from our Security-as-a-Service deals, we typically grant a one-year hardware and three-month software warranty on all of our products, or one-year hardware and software warranty to customers that purchase annual maintenance and support. As part of our Security-as-a-Service offering, the maintenance and support services are inherent to the security service fee. Typically, our support contracts with our customers provide hot line support, warranty, and software updates and upgrades if and when available. We record a provision for warranty at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. Warranty claims to date have been immaterial to our results of operations. Maintenance and support revenues are recognized on a straight-line basis over the term of the applicable maintenance and support agreement.

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Six Months Ended June 30,
	(In USD thousands)
	2026	2025
Revenues
Products	14,176	14,040
Services	39,986	33,161
Total revenues	54,162	47,201

Cost of revenues:
Products	6,336	6,136
Services	9,316	7,687
Total cost of revenues	15,652	13,823

Gross profit	38,510	33,378

Operating expenses:
Research and development (net of grant participations of $48and $68 for the six months ended June 30, 2026, and 2025, respectively)	13,273	13,252
Sales and marketing	15,865	14,599
General and administrative	6,745	6,643
Total operating expenses	35,883	34,494

Operating income (loss)	2,627	(1,116)

Loss from extinguishment	-	(1,410)
Other income	-	100
Financial income, net	2,760	1,033

Income (loss) before income tax expense	5,387	(1,393)
Income tax expense	872	628

Net income (loss)	4,515	(2,021)

Products. Product revenues increased by $0.2 million, or approximately 1%, to $14.2 million in the six months ended June 30, 2026, from $14 million in the six months ended June 30, 2025. The slight increase in product revenues is primarily attributable to the timing of AllotSmart projects deployments.

Services. Service revenue includes revenues from professional services, SECaaS and support and maintenance. Service revenues increased by $6.8 million, or 20.5%, to $40 million in the six months ended June 30, 2026, from $33.2 million in the six months ended June 30, 2025. The increase in service revenues is primarily attributable to growth in SECaaS revenue, reflecting expansion of the subscriber base and higher recurring service revenues.

Product revenues comprised 26.2% of our total revenues in the six months ended June 30, 2026, a decrease of 3.5% compared to the six months ended June 30, 2025, while the services revenues portion of total revenues comprised 73.8% of our total revenues in the six months ended June 30, 2026, an increase of 3.5% compared to the six months ended June 30, 2025.

Geographic Breakdown. During the six months ended June 30, 2026, Revenues in the Americas increased by $5.5 million, or 80.9%, to $12.3 million, compared to $6.8 million in the six months ended June 30, 2025. The increase was primarily driven by higher SECaaS revenues and growth in recurring service revenue.

Revenues in Europe, the Middle East and Africa (EMEA) decreased by $2.5 million, or 7.7%, to $30.1 million, compared to $32.6 million in the six months ended June 30, 2025. This decrease primarily relates to timing of AllotSmart project completion in the region during the current period. Revenues in Asia Pacific increased by $3.9 million, or 49.4%, to $11.8 million, compared to $7.9 million in the six months ended June 30, 2025. The increase was primarily driven by growth in recurring service revenue from existing customer deployments.

Cost of revenues and gross margin

Our products’ cost of revenues consists primarily of costs of materials and manufacturing services, overhead, warehousing and product testing. Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer success staff.

Products. Cost of product revenues increased by $0.2 million, or 3.3%, to $6.3 million in the six months ended June 30, 2026 from $6.1 million in the six months ended June 30, 2025. The increase was primarily attributable to changes in product mix and higher product-related costs. Product gross margin decreased to 55.6% in the six months ended June 30, 2026 from 56.4% in the six months ended June 30, 2025.

Services. Cost of services revenues increased by $1.6 million, or 20.8%, to $9.3 million in the six months ended June 30, 2026 from $7.7 million in the six months ended June 30, 2025. This increase is primarily attributable to the overall growth in service revenues, including increased SECaaS activity and related service delivery costs. Service gross margin was 76.8% for each six months ended June 30, 2026 and 2025.

Total gross margin for the six months ended June 30, 2026 increased to 71.2%, compared to 70.8% for the six months ended June 30, 2025. The increase in gross margin is attributable to changes in our mix of services and products due to increase in SECaaS revenue.

Operating expenses

Research and development. Our research and development expenses consist primarily of salaries and related personnel costs, costs for subcontractor services, depreciation, rent and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as they are incurred. Our net research and development expenses are comprised of gross research and development expenses offset by financing through grants from the Israel Innovation Authority and Spain Tax Authority. Such participation grants are recognized at the time at which we are entitled to such grants on the basis of the costs incurred and included as a deduction of research and development expenses. We believe that significant investment in research and development, including hiring high quality research and development personnel, is essential to our future success.

Net research and development expenses were $13.3 million, for each six months ended June 30, 2026 and 2025. Net research and development expenses as a percentage of total revenues decreased to 24.5% in the six months ended June 30, 2026 from 28.2% in the six months ended June 30, 2025.

Sales and marketing. Our sales and marketing expenses consist primarily of salaries and related personnel costs, travel expenses, costs associated with promotional activities such as public relations, conventions and exhibitions, rental expenses, depreciation and commissions paid to third parties, promote our brand, establish new marketing channels and expand our presence worldwide.

Sales and marketing expenses increased by $1.3 million, or 8.9%, to $15.9 million in the six months ended June 30, 2026 from $14.6 million in the six months ended June 30, 2025. The increase is primarily attributable to higher employee-related costs due to increase in headcount associated with revenue growth. Sales and marketing expenses as a percentage of total revenues decreased to 29.3% in the six months ended June 30, 2026 from 30.9% in the six months ended June 30, 2025.

General and administrative. Our general and administrative expenses consist of salaries and related personnel costs, rental expenses, costs for professional services, credit loss expenses and depreciation. General and administrative expenses also include costs associated with corporate governance, VAT and other tax expenses and regulatory compliance, compliance with the rules implemented by the SEC, the Nasdaq Stock Market and the Tel Aviv Stock Exchange and premiums for our director and officer liability insurance.

General and administrative expenses increased by $0.1 million, or 1.5%, to $6.7 million in the six months ended June 30, 2026, from $6.6 million in the six months ended June 30, 2025. The General and administrative expenses remained substantially consistent with the prior-year period. General and administrative expenses as a percentage of total revenues decreased to 12.4% in the six months ended June 30, 2026 from 14.0% in the six months ended June 30, 2025.

Financial income, net. In the six months ended June 30, 2026, we had $2.8 million Financial income, net. In the six months ended June 30, 2025, we had $1.0 million Financial income, net. The increase was primarily attributable to income recognized from a lease modification, together with exchange rate.

Income tax expense.  In the six months ended June 30, 2026, we had $0.9 million income tax expense. In the six months ended June 30, 2025, we had $0.6 million income tax expense. The change in 2026 was mainly attributed to withholding tax expense.

Liquidity and Capital Resources

As of June 30, 2026, we had $13.8 million in cash and cash equivalents, $57.3 million in available for sale marketable securities, $31.1 million in short-term bank deposits, $3.6 million in short-term restricted deposits and $0.7 million in long-term restricted deposits. As of June 30, 2026, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $88.0 million.

Based on our current business plan, we believe that our existing cash balances will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If our estimates of revenues, expense or capital or liquidity requirements change or are inaccurate and are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive acquisitions or investment opportunities that may arise in the future.

In June 2026, our Board of Directors authorized a share repurchase program to repurchase up to $40 million of our ordinary shares (the “Share Repurchase Program”). Repurchases under the Share Repurchase Program may be made from time to time at management’s discretion in the open market, in privately negotiated transactions, or otherwise, on the Tel Aviv Stock Exchange and Nasdaq, in compliance with applicable laws and regulations. Open market repurchases will be structured to occur in accordance with applicable federal securities laws, including within the pricing and volume requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. We may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of our shares under this authorization.

The timing and amount of repurchases will depend on market conditions, share price, liquidity, and other factors. The Share Repurchase Program does not have a fixed expiration date, does not obligate us to repurchase any specific amount of shares, and may be modified, suspended, or discontinued at any time. We intend to fund the program from existing cash resources.

Operating activities. Net cash provided by operating activities was $19.0 million for the six months ended June 30, 2026, compared with net cash used in operating activities of $5.7 million for the six months ended June 30, 2025. The change is primarily attributable to growth in deferred revenue and customer collections.

Investing activities. Net cash used in investing activities was $22.4 million for the six months ended June 30, 2026, compared with net cash used in investing activities of $1.8 million for the six months ended June 30, 2025. The change is primarily attributable to the investment of excess cash in deposits and marketable securities.

Financing activities. There was no net cash provided by financing activities in the six months ended June 30, 2026, compared with $6.5 million of net cash provided by financing activities in the six months ended June 30, 2025. The change is primarily attributable to the issuance of share capital, offset by the redemption of convertible debt in the prior year period.